SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of May, 2024

Commission File Number 001-41129

Nu Holdings Ltd.

(Exact name of registrant as specified in its charter)

Nu Holdings Ltd.

(Translation of Registrant's name into English)

Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, KY1-9010 Grand Cayman, Cayman Islands

+1 345 949 2648

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F (X) Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No (X)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nu Holdings Ltd.

By:	/s/ Jorg Friedemann
Jorg Friedemann Investor Relations Officer

Date:  May 14, 2024

Earnings Release

Q1'24

In the first quarter we delivered impressive results across both operational and financial fronts. This accomplishment stems from our commitment to a simple yet powerful value-generation strategy. By prioritizing rapid customer growth, augmenting revenues per customer, and optimizing operational costs, we've realized exceptional outcomes. Our customer base surged beyond 99 million by the quarter's close, representing a 67% increase from 59.6 million in just two years. Revenues increased by 64%, reaching US$2.7 billion, gross profit achieved US$1.2 billion on a gross margin of 43.2%, while net income expanded to US$379 million. Notably, while our customer growth rate in Brazil remains robust, we've witnessed even more rapid growth in Mexico, welcoming 1.5 million new customers in the quarter alone. Additionally, our progress in Mexico surpassed benchmarks achieved in similar time frames in Brazil, cementing NU's position as the unrivaled leader within the digital banking category in Mexico.

David Vélez, founder and CEO

São Paulo – May 14, 2024 – Nu Holdings Ltd. ("Nu", "Nu Holdings" or **"the Company") (NYSE: NU),** one of the world's largest digital banking platforms, today reported its unaudited results for the first quarter ended on March 31, 2024. Financial results are expressed in U.S. dollars and are presented in accordance with International Financial Reporting Standards (IFRS), unless otherwise noted.

Nu Holdings Reports Q1'24 Financial and Operating Results



Added **5.5 million** new customers during the quarter and **20.2 million** year-over-year (YoY), reaching a total of **99.3 million** customers at quarter-end. This reinforces Nu's position as one of the largest and fastest-growing digital financial services platforms worldwide, and now the fourth largest financial institution in Latin America by number of customers[1]. In Brazil, the pace of net monthly adds was nearly **1.3 million** customers, underscoring Nu's position as the fourth-largest financial institution in the country by number of customers[2].

Net Income increased to **$378.8 million**, from **$141.8 million** in Q1'23, while Adjusted Net Income increased to **$442.7 million**, from **$182.4 million** in Q1'23. Revenues reached a new record high of **$2.7 billion**, up **64**% YoY on an FX neutral basis (FXN), with Monthly Average Revenue per Active Customer (ARPAC) expanding **30**% YoY FXN to **$11.4**.

Deposits were up **53**% YoY FXN to **$24.3 billion**, while cost of deposits stood at **84**% of the blended interbank rates in the quarter, and the Loan-to-Deposit ratio (LDR) grew to **40**%. Nu's total receivables from its credit card and personal loan portfolios increased **52**% YoY FXN to **$19.6 billion**, while the Interest-Earning Portfolio (IEP) increased **86**% YoY FXN to **$9.7 billion**.

Brazil Consumer Credit Portfolio 15-90 NPL ratio was at **5.0**%[3], in line with expectations, while the 90+ NPL ratio was at **6.3**%[3], following the expected stacking behavior of the early delinquency buckets in previous periods.

Risk-adjusted NIM reached **9.5**%, a 70bp compression QoQ mostly driven by higher funding costs in Mexico, but increased 3.2 percentage points YoY, underpinning Nu's adequate risk pricing and resilient returns in underwriting credit.

1: Source: Companies reports, BCB, Nu.
2: Source: BCB.
3: Data for Brazil only.

Key Operating and Financial Metrics



A Summary of Consolidated Financial and Operating Metrics is presented for the three-month periods ended March 31, 2024, 2023 and December 31, 2023. See definitions on page 17.

Summary of Consolidated Operating Metrics			
CUSTOMER METRICS	Q1'24	Q1'23	Q4'23
Number of Customers (in millions)	99.3	79.1	93.9
Number of Customers growth (%)	26%	33%	26%
Active Customers (in millions)	82.6	64.9	78.0
Activity Rate	83%	82%	83%
CUSTOMER ACTIVITY METRICS			
Purchase Volume (in $ billions)	31.1	23.3	32.6
Purchase Volume growth (%)	33%	47%	37%
Monthly Average Revenue per Active Customer (in $)	11.4	8.6	10.6
Monthly Average Cost to Serve per Active Customer (in $)	0.9	0.8	0.9
FX NEUTRAL			
Purchase Volume (FX Neutral) (in $ billions)	31.1	24.0	32.6
Purchase Volume growth (%)	30%	48%	30%
Monthly Average Revenue per Active Customer (in $)	11.4	8.8	10.5
Monthly Average Cost to Serve per Active Customer (in $)	0.9	0.9	0.9
CUSTOMER BALANCES			
Total portfolio - credit card and personal loans (in $ billions)	19.6	12.8	18.2
Portfolio growth (%)	53%	45%	61%
Deposits (in $ billions)	24.3	15.8	23.7
Deposits growth (%)	54%	25%	50%
Interest-Earning Portfolio (in $ billions)	9.7	5.2	8.2
Interest-Earning growth (%)	87%	68%	105%
FX NEUTRAL			
Total portfolio - credit card and personal loans (in $ billions)	19.6	12.9	18.2
Portfolio growth (%)	52%	55%	53%
Deposits (in $ billions)	24.3	15.9	23.7
Deposits growth (%)	53%	34%	43%
Interest-Earning Portfolio (in $ billions)	9.7	5.2	8.2
Interest-Earning growth (%)	86%	79%	95%

Summary of Consolidated Financial Metrics			
COMPANY FINANCIAL METRICS	Q1'24	Q1'23	Q4'23
Revenue (in $ millions)	2,735.9	1,618.7	2,404.9
Revenue growth (%)	69%	85%	66%
Gross Profit (in $ millions)	1,181.6	650.9	1,143.2
Gross Profit Margin (%)	43.2%	40.2%	48%
Credit Loss Allowance Expenses / Credit Portfolio (%)	4.2%	3.7%	3.3%
Net Income (Loss) (in $ millions)	378.8	141.8	360.9
Adjusted Net Income (in $ millions)	442.7	182.4	395.8
FX NEUTRAL			
Revenue (in $ millions)	2,735.9	1,665.8	2,384.7
Revenue growth (%)	64%	87%	57%
Gross Profit (in $ millions)	1,181.6	669.9	1,143.2
Net Income (Loss) (in $ million)	378.8	145.8	357.9
Adjusted Net Income (in $ millions)	442.7	187.6	395.8



Strategic Initiatives and Business Update



BOLOS
CAFÉ
SU COS

Continued Growth of One of The World's Largest Digital Banking Platforms



Q1'24 Main Highlights
99.3MM
Customers +20.2M YoY
54% of Adult Population of Brazil
83% Monthly Activity Rate
US$ 2.7BN
Revenues +64% FXN YoY
US$ 1.2BN
Gross Profit +76% FXN YoY
Gross Profit Margin 43%
US$ 378.8MM
Net Income +160% FXN YoY
Annualized ROE 23%
US$ 442.7MM
Adj. Net Income +136% FXN YoY
Adj. Annualized ROE 27%
Customers (MM)
100MM
99.3
Brazil
Nu Mexico
Nu Colombia
0.0 0.0 0.0 0.0 0.0 0.1 0.2 0.3 0.5 0.7 1.0 1.2 1.6 1.9 2.4 3.0 3.7 4.4 5.2 6.0 7.7 11.2 15.6 20.1 23.5 26.1 29.7 33.3 37.1 41.7 48.1 53.9 59.6 65.3 70.4 74.6 79.1 83.7 89.1 93.9 99.3
2014
2017
2020
2021
2022
2023
2024

Note 1: Adult population market share is calculated as the Nu's Brazilian adult customers divided by the adult population of the country. Adult Population of the country obtained from the 2023 Brazilian demographic census.
Note 2: Adult population is defined as 18+ years for Brazil.
Note 3: 'Activity Rate' is defined as monthly active customers divided by the total number of customers as of a specific date.
Note 4: For additional detail on calculations of Net Income and Adjusted Net Income please refer to the appendix Non-IFRS Financial measures and reconciliations.
Note 5: Amounts are presented in US dollars and growth rates on an FX Neutral basis. For additional details on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations.
Note 6: 'ROE' stands for Return on Equity. It is annualized and a non-GAAP measure. Refer to the appendix Non-IFRS Financial measures and reconciliations.
Source: IBGE, Nu.

Nu's pace of customer growth continues to consistently surpass expectations, reaching a total of **99.3 million** customers from **59.6 million** just two years ago. The activity rate increased to a record high of **83.2%**. In Brazil, the customer base has grown by **22%** YoY to **91.8 million,** now accounting for **54%** of the country's adult population, up from **53%** in the prior quarter. Moreover, approximately **59%** of the monthly active customers have designated Nu as their primary banking account (PBA). The sequential acceleration of customer net-adds in Mexico, amounting to nearly **1.5 million** in the quarter, contributed to a total of **6.6 million** at quarter-end. This highlights the success of Nu's pricing strategy following the launch of Cuenta in Mexico, affirming the effectiveness of the playbook for driving accelerated customer expansion. Nu Colombia now has more than **900 thousand** customers.

A Business Model That Drives Multi-Product Growth

Active Customers **82.6MM** +27% YoY	Active Credit Card Customers **41.2MM** +19% YoY	Active Investments Customers **17.0MM** +85% YoY	Pix and Boleto Financing Active Customers **15.3MM** +94% YoY
Active NuAccounts **73.0MM** +31% YoY	Active Unsecured Personal Loan Customers **7.9MM** +30% YoY	Active SME Accounts **2.4MM** +50% YoY	Active Insurance Policies **1.6MM** +60% YoY

Note 1: 'Active Customers' relates to all customers that have generated revenue over the last 30 calendar days, for a given measurement period for each product mentioned, respectively.
Note 2: 'Pix and Boleto Financing Active Customers' refers to the customers that have used the product in the last 30 days.
Source: Nu.

Nu's core products, mainly credit cards, digital accounts, and unsecured personal loans, serve a customer base of around **41**, **73**, and **8 million** active customers, respectively. The insurance product counts with nearly **2 million** active policies, while investments are utilized by **17 million** active customers.

Robust Deposit Franchise Driven By Sustainable Volume Growth and Stable Cost of Deposits



Deposits (US$BN)
Brazil
Mexico
YoY: 53%
FXN
Historical (3) Seasonality
15.8
15.8
81%
18.0
17.9
80%
19.1
0.2
18.9
80%
23.7
1.0
22.7
80%
24.3
2.3
22.0
84%
Cost of Deposits as a % of Interbank Rate
Q1'23
Q2'23
Q3'23
Q4'23
Q1'24

Note 1: Amounts are presented in US dollars and growth rates on an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations.
Note 2: Rates presented are calculated as the ratio between the interest expenses paid to customers in the period and the interest income of the same deposits yielding 100% of the respective interbank rate: Mexico ("TIIE") and Brazil ("CDI").
Note 3: Seasonality for demand deposits in Brazil from 2014 to 2023, excluding 2020 and 2021.
Source: Nu, BCB.

Deposits increased **53%** YoY FXN, to **$24.3 billion** in Q1'24, while cost of deposits stood at **84%** of the blended interbank rates of Brazil and Mexico in the quarter, in line with expectations and reflecting the growth of Nu's franchise in Mexico. The sustained low cost of deposits underscores Nu's progress in leveraging the strength of its liability franchise. The loan-to-deposit ratio (LDR) reached **40%**, versus **34%** in the previous quarter, as deposit growth accelerated sequentially. Nu remains optimistic about the potential for further balance sheet optimization ahead.

Interest Earning Portfolio over Total Portfolio Surpasses Market as Nu Expands Financial Products and Features



Credit Card IEP Evolution
(% of Total Receivables – Brazil Only)
Nu Interest Earning Installments Balance
Nu Revolving Balance
Nu Non-Interest Earning Balance
Market Interest Earning Installments Balance
Market Revolving Balance
Market Non-Interest Earning Balance
77%
7%
16%
73%
15%
12%
Q1'23
74%
7%
19%
73%
16%
11%
Q2'23
72%
7%
21%
75%
15%
10%
Q3'23
71%
6%
23%
77%
12%
11%
Q4'23
68%
6%
26%
76%
12%
12%
Q1'24

Note 1: 'IEP' stands for Interest Earning Portfolio and accounts for all interest-bearing balances, including all late balances.
Note 2: All data presented is for Brazil only.
Note 3: Nu Installments IEP includes 'boleto payments': allows customers to use their credit card for paying bills in installments; 'purchase financing': allows customers to transform existing credit card purchases in installments, directly in the app; 'PIX financing': allows customers to make PIX transactions using their credit card limit; and its respective past due balances.
Note 4: Revolving includes all revolving balances (i.e.: customer makes the minimum payment in monthly billing cycle) and past due balances (excluding those in Note 3).
Note 5: Market balances excludes Nu.
Source: Nu, Brazilian Central Bank.

Total credit card and lending gross receivables increased **52**% YoY FXN, to **$19.6 billion** in Q1'24, while IEP rose **86**% YoY FXN, to **$9.7 billion.** Growth was driven by the ramp up of personal loans, which expanded **88**% YoY FXN to **$4.5 billion**, and credit card receivables, which reached **42**% YoY FXN to **$15.1 billion.**

Nu's interest-earning installment balance of credit cards business now accounts for **26**% of the total portfolio, up from 23% in the prior quarter. This sequential growth mainly reflected the successful expansion of PIX and "boleto" financing products. As previously mentioned, Nu is confident that this form of financing offers an attractive risk-adjusted rate of return, enabling the further monetization of Nu's credit card business while also unlocking significant value to meet a crucial customer need. Nu's share of revolving receivables which has remained stable at **6**% of total receivables underpins this strategy.

Compounding Effect of More Engagement and More Cross-sell Driving ARPAC Expansion



Active Customers Using NuAccount as their Primary Banking Account (%)
Total: 59%
60%
50%
40%
30%
20%
10%
0%
Months



Number of Products Per Active Customer
Average: 4.1
4.0
3.0
2.0
1.0
Q1'17
Q1'24
Months



Monthly ARPAC by Quarterly Cohort (US$ | FX Neutral)
Avg. monthly ARPAC of US$11.4/month while more mature cohorts already reach ~US$27/month
Average: US$11.4
Q1'17
Q1'24
Months

Note 1: 'Primary banking account' refers to our relationship with those of our customers who had at least 50% of their post-tax monthly income transferred out of their NuAccount in any given month, excluding self-transfers. Percentage of customers with a primary banking relationship is calculated as active customers with a primary banking relationship as a percentage of total active customers that have been with Nu for more than 12 months.

Note 2: 'Number of products per active customer' refers to the number of products used by an active customer.

Note 3: 'ARPAC' stands for average revenue per active customer. 'Monthly ARPAC' is calculated as the average monthly revenue (total revenue divided by the number of months in the period) divided by the average number of individual active customers during the period (average number of individual active customers is defined as the average of the number of monthly active customers at the beginning of the period measured, and the number of monthly active customers at the end of the period).

Note 4: The averages are calculated for the entire user base for each metric, respectively.

Note 5: 'Active Customers Using NuAccount as their Primary Banking Account' and 'Number of Products Per Active Customer' are for Brazil only.

Source: Nu.

ARPAC increased **30%** YoY FXN to **$11.4** in Q1'24 while revenues increased **64%** YoY FXN reaching a new record high of **$2.7 billion.** Growth was driven by increase in active clients combined with higher cross-sell and up-sell.

Stable Cost to Serve Underscores Operating Leverage Potential



Cost to Serve per Active Customer (US$)
YoY: 0%
FXN
0.8
0.8
0.9
0.9
0.9
Q1'23
Q2'23
Q3'23
Q4'23
Q1'24

Note 1: Amounts are presented in US dollars and growth rates on an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations.

Note 2: 'Cost to serve' is defined as the monthly average of the sum of transactional expenses, customer support and operations expenses (sum of these expenses in the period divided by the number of months in the period) divided by the average number of individual active customers during the period (average number of individual active customers is defined as the average of the number of monthly active customers at the beginning of the period measured, and the number of monthly active customers at the end of the period).

Source: Nu.

Monthly Average Cost to Serve Per Active Customer remained stable at **$0.9** in Q1'24, and below the $1 level, as expected, demonstrating the strong operating leverage of the business model.

Delinquency Ratios Tracking Expectations


15-90 NPLs
Brazil Consumer Credit Portfolio


90+ NPLs
Brazil Consumer Credit Portfolio

Note 1: Includes both credit card and personal loans, excluding SMEs (Small and Medium-sized Enterprises).
Note 2: 'NPL' is a nonperforming loan.
Note 3: In Q2'22, we reviewed and changed our write-off methodology for recovery of the contractual cash-flows of NPLs arising from unsecured personal loans from 360+ days to 120+ days. Figures consider this change. Our write-off methodology for credit cards remained unchanged at 360+ days.
Note 4: Information presented for Brazil only.
Note 5: Historical seasonality is the average seasonal trend observed in 15-90 NPLs and 90+ NPLs in Brazil for the credit cards and personal loans products from the years of 2013 to 2023, excluding 2020 and 2021, weighted to Nubank's mix of products.
Source: Nu.

Non-Performing Loans / Delinquency 15-90 NPLs, a leading indicator, increased 90 basis points between Q4'23 and Q1'24, virtually in line with overall market trend, based on historical seasonality. Thus, 15-90 NPLs was **5.0%**[4] in the first quarter of 2024, aligned with expectations.

The 90+ NPL ratio reached **6.3%**[4], also in line with expectations, reflecting the normal flow through the delinquency buckets. 90+ NPL ratio presents a "stock behavior" rather than "flow" resulting in a "stacking" dynamic over time. Since Nu has not sold any delinquent loans, the NPL rates require no adjustment.

4: Data for Brazil only.

Comfortable Capital and Liquidity Positions



Capital Position (US$Bn)
Nu Holdings Cash & Equivalents
Capital Excess
Capital Requirement
1.7x
3.2
1.2
2.1
5.6
2.4
1.2
2.1
Capital in our Geos
Nu Holdings
Liquidity Position (US$Bn)
LDR
40%
9.7
24.3
Interest Earning Portfolio
Total Deposits

Note 1: Brazil figures consider the Capital Adequacy Ratio (CAR) requirement of 8.75%, applicable to the conglomerate led by Nu Pagamentos S.A. as of March 2024, according to BCB Resolution No. 200/22. Mexico's figures consider the NICAP required for a SOFIPO type 4, equivalent to a Capital Adequacy ratio of 10.5%; Colombia's figures consider a minimum Capital Adequacy Ratio of 10.5%, applicable to Nu Financiera, as a regulated entity.
Note 2: 'LDR' stands for Loan to Deposit Ratio.
Source: Nu.

Capital Nu has strengthened its position as one of the best-capitalized players in the region. Its Capital Adequacy Ratios (CARs) have very comfortable margins above the regulatory minimums in all the countries it operates, even when not including the **$2.4 billion** excess liquidity held in Nu Holdings.

Financial Discussion



REVENUE, FINANCIAL AND TRANSACTIONAL COSTS AND GROSS PROFIT

Revenue

Revenue increased **64**% YoY FXN, to another record high of **$2,735.9 million** in Q1'24.

Revenue ($ million)	Q1'24	Q1'23
Interest Income and Gains (Losses) on Financial Instruments	2,280.2	1,255.5
Fee and Commission Income	455.7	363.2
Total	**2,735.9**	**1,618.7**
FX Neutral		
Interest income and Gains (Losses) on Financial Instruments	2,280.2	1,292.1
Fee and Commission Income	455.7	373.8
Total	**2,735.9**	**1,665.8**

Interest Income and Gains on Financial Instruments increased **76%** YoY FXN, to **$2.280,2 million** in Q1'24. The increase was primarily attributable to two factors: (1) consistent high interest income generated by the consumer finance portfolio, stemming from the continued expansion of both loans to customers and credit cards; and (2) the credit mix, primarily associated with the increase of installments with interest within the credit card portfolio. Fee and Commission Income in Q1'24 increased **22%** YoY FXN to **$455.7 million.** This growth was mainly driven by interchange fees resulting from higher credit and prepaid card purchase volumes, reflecting sustained growth of Nu's customer base and activity rates.

Cost of Financial and Transactional Services Provided

Cost of Financial and Transactional Services Provided increased **56%** YoY FXN to **$1,554.3 million.** This cost accounted for **57%** of revenue in Q1'24, versus **60%** in Q1'23, reflecting the following dynamics:

Cost of Financial and Transactional Services Provided ($ million)	Q1'24	Q1'23
Interest and Other Financial Expenses	(660.7)	(440.2)
Transactional Expenses	(62.9)	(52.8)
Credit Loss Allowance Expenses	(830.7)	(474.8)
Total	**(1,554.3)**	**(967.8)**
% of Revenue	**57%**	**60%**
FX Neutral		
Interest and Other Financial Expenses	(660.7)	(453.0)
Transactional Expenses	(62.9)	(54.3)
Credit Loss Allowance Expenses	(830.7)	(488.6)
Total	**(1,554.3)**	**(996.0)**
% of Revenue	**57%**	**60%**

The increase in Interest and Other Financial Expenses stemmed from: (i) increases in other interest and related expenses linked to new borrowings and financings, particularly derived from the expansion of operations in Mexico and Colombia; (ii) renegotiation of discounts associated with collection initiatives; and (iii) higher interest expenses on retail deposits that resulted from the expansion of Nu's retail deposits balance, which reached **$24.3 billion** this quarter.

Finally, similar to prior quarters, Credit Loss Allowance Expenses increased primarily driven by the growth of the credit portfolio, as Nu front loads provisions based on the expected losses for the life of the credit in accordance with IFRS 9 methodology. During 2023, the Credit Cards and Personal Loans portfolios saw an increase in expected losses due to expansions in the risk profile of newer cohorts in these two products. This trend continued through the first quarter of 2024, along with higher counterparty revenues, maintaining the resilience of the portfolio.

Gross Profit

Gross Profit reached another quarterly record high of **$1,181.6 million,** up **76%** YoY FXN while gross profit margin achieved **43.2%** from **40.2%** in 1Q'23.

OPERATING EXPENSES

Operating Expenses totaled **$603.0 million** in Q1'24, increasing **44**% YoY FXN, but declined 3 percentage points (pp) as a percentage of revenues, to **22**% from **25**% in Q1'23.

Operating Expenses ($ million)	Q1'24	Q1'23
Customer Support and Operations	(150.6)	(107.8)
General and Administrative Expenses	(326.1)	(236.9)
Marketing Expenses	(46.8)	(19.3)
Other expenses	(79.5)	(43.3)
Total	**(603.0)**	**(407.3)**
% of Revenue	**22%**	**25%**
FX Neutral		
Customer Support and Operations	(150.6)	(110.9)
General and Administrative Expenses	(326.1)	(243.8)
Marketing Expenses	(46.8)	(19.9)
Other Income (Expenses)	(79.5)	(44.6)
Total	**(603.0)**	**(419.2)**
% of Revenue	**22%**	**25%**

The YoY increase in Operating Expenses was primarily due to: (i) Customer Support and Operations expenses, which increased **36**% FXN; (ii) Marketing Expenses, which rose **136**% FXN as the Company invested in further strengthening the solidity and trust of the Nu brand; and (iii) an increase in other income (expenses) as a result of higher federal taxes due an increase of financial revenues.

Net Interest Income Expansion Driven by Growth of Interest Earning Portfolio



NII (US$MM) & NIM (%)
YoY: 93%
FXN
815.3
1,046.8
1,195.0
1,345.7
1,619.5
15.0%
18.3%
18.8%
18.3%
19.5%
Q1'23
Q2'23
Q3'23
Q4'23
Q1'24
NIM (%)

Note 1: 'NII' (Net Interest Income) is calculated as Interest income and gains (losses) on financial instruments minus Interest and other financial expenses.
Note 2: 'NIM' stands for Net Interest Margin, is annualized, and is the ratio between NII in the numerator and the denominator is defined as the following average balance sheet metrics: i) Cash and cash equivalents ii) Financial assets at fair value through profit or loss iii) Financial assets at fair value through OCI iv) Compulsory deposits at central banks v) Credit Card Interest-earning portfolio vi) Loans to customers (gross) vii) Interbank transactions viii) Other credit operations ix) Other financial assets at amortized cost x) Securities.
Note 3: Amounts are presented in US dollars and growth rates on an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations.
Source: Nu.

Net Interest Income (NII), increased **93%** YoY reaching another record high of **$1.6 billion** in Q1'24. This expansion is again attributed to the continued growth of the credit card and personal loan portfolios, which collectively propelled the expansion of NII and net interest margin (NIM), reaching new record highs. For the first quarter of 2024, Nu delivered a NIM of **19.5%**, representing increases of 1.2 percentage points QoQ and 4.5 percentage points in comparison to one year ago.

Risk-Adjusted NIM Contraction Mainly Attributed to Rising Deposits in Mexico at Higher Funding Cost



Credit Loss Allowance & Risk Adj. NIM
Recoveries
CLA
474.8
590.4
627.5
592.5
830.7
6.3%
8.0%
9.0%
10.2%
9.5%
-17
-24
-51
-110
-53
Q1'23
Q2'23
Q3'23
Q4'23
Q1'24
Risk Adj NIM (%)

Note 1: 'CLA' stands for Credit Loss Allowance Expenses.
Note 2: 'Risk Adj. NIM' stands for Risk Adjusted Net Interest Margin, is annualized, and is calculated by dividing NII (Net Interest Income) net of CLA (Credit Loss Allowance) by Interest Earning Assets defined as the following average balance sheet metrics: i) Cash and cash equivalents; ii) Financial assets at fair value through profit or loss; iii) Financial assets at fair value through other comprehensive income; iv) Compulsory deposits at central banks; v) Credit Card Interest-earning portfolio; vi) Loans to customers (gross); vii) Interbank transactions; viii) Other credit operations; and ix) Other financial assets at amortized cost.
Note 3: The amount of CLA is related to the Credit Loss Allowance net of Recoveries.
Source: Nu.

Provisions have continued to grow, driven primarily by the growth in Nu's portfolio, following the same dynamic as in prior quarters. This is because Nu front loads provisions when originating loans, in accordance with IFRS9's expected loss methodology. Credit loss allowance expenses reached **US$831 million** this quarter, reflecting higher origination volumes in the period.

Risk-Adjusted Net Interest Margin reached **9.5**% in the quarter, a reduction of 70 basis points QoQ mainly driven by higher funding costs in Mexico associated with our strong deposit growth in the country, but up **3.2** percentage points when compared to one year ago. Nu considers Risk-Adjusted NIM as indicative of the risk-pricing strategy and commitment to achieving resilient returns while underwriting credit.

Strong Track Record of Driving Operating Leverage as Business Scales


Efficiency
NII + F&C (US$MM)
Costs (US$MM)
Efficiency Ratio
91.6%
72.7%
72.3%
75.8%
65.6%
58.2%
55.1%
47.4%
39.0%
35.4%
35.0%
36.0%
32.1%
213.3
(195.3)
278.9
(202.7)
379.5
(276.3)
459.0
(347.8)
604.2
(396.2)
750.0
(436.1)
847.0
(466.4)
1,043.0
1,178.5
(460.1)
1,415.2
(500.8)
1,599.1
(560.1)
1,799.3
(646.9)
2,075.2
(665.9)
Q1'21
Q2'21
Q3'21
Q4'21
Q1'22
Q2'22
Q3'22
Q4'22
Q1'23
Q2'23
Q3'23
Q4'23
Q1'24

Note 1: 'NII' (Net Interest Income) is calculated as Interest income and gains (losses) on financial instruments minus Interest and other financial expenses.
Note 2: 'F&C' stands for Fee and Commission Income.
Note 3: 'Costs' include transactional costs and operating expenses.
Note 4: Efficiency Ratio is defined as Total Operating Expenses plus Transactional Expenses divided by NII and Fees and Commission Income.
Note 5: Q4'22 Efficiency Ratio and Costs exclude the effect of the one-time non-cash recognition of the 2021 CSA termination. Unadjusted Efficiency Ratio was 81%, and Unadjusted Costs was US$849.6 million. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations.
Source: Nu.

One of the key elements of Nu's strategy is maintaining operating leverage. The efficiency ratio stood at **32.1**% in the quarter, an improvement of almost 4 percentage points in relation to the last quarter of 2023 and almost 7 percentage points against the year-ago quarter. Important to remember, though, that during Q4'23 the efficiency ratio was impacted by higher marketing expenses mainly due to the phasing of these costs into the end of the year together with higher cloud expenses driven by seasonal increases in data usage in the quarter. Thus, Q1'24 resumes the positive trend of improving efficiency started in past periods. Nu continues to believe that the efficiency ratio would come to normal levels during the following quarters, as already demonstrated during this first quarter of the year. Nu believes that the current level of efficiency positions Nu as one of the most efficient financial services companies in the world.

Nu expects to benefit from the full potential of the platform's operating leverage as it continues to grow its customer base, up-sell and cross-sell products, launch new features and continue to ramp up operations in Mexico and Colombia, which are still running at deficits.

EARNINGS

Net Income

Nu continued to drive higher profitability with Net Income increasing to **$378.8 million in Q1'24**, up from **$141.8 million** in Q1'23, underpinning the success of its strategy and business model.

Adjusted Net Income

Adjusted Net Income increased to **$442.7 million** in Q1'24 from **$182.4 million** in Q1'23. Adjusted Net Income is a non-IFRS measure calculated using profit (loss) adjusted for expenses related to Nu's share-based compensation as well as the tax effects related to these items, among others. For more information, please see "Non-IFRS Financial Measures and Reconciliations".



Conference Call

May 14, 2024
at 6:00 p.m. ET (7:00 p.m. BRT)

Access details
www.investors.nu

Definitions



Activity rate - is defined as monthly active customers divided by the total number of customers as of a specific date.

CDI ("Certificado de Depósito Interbancário") - Brazilian interbank deposit rate.

Credit Loss Allowance Expenses/Credit Portfolio - is defined as credit loss allowance expenses, divided by the sum of receivables from credit card operations (current, installments and revolving) and loans to customers, in each case gross of ECL allowance, as of the period end date.

Customer - is defined as an individual or SME that has opened an account with Nu and does not include any such individuals or SMEs that have been charged-off or blocked or have voluntarily closed their account.

ECL or ECL Allowance - means the expected credit losses in Nu's credit operations, including loans and credit cards.

Efficiency ratio – refers to the ratio between total non-interest operating expenses and transactional costs divided by net interest income plus fees and commissions income.

Foreign Exchange ("FX") Neutral Measures - refer to certain measures prepared and presented in this earnings release to eliminate the effect of FX volatility between the comparison periods, allowing management and investors to evaluate Nu's financial performance despite variations in foreign currency exchange rates, which may not be indicative of the Company's core operating results and business outlook. For additional information, see "Non-IFRS Financial Measures and Reconciliations".

Interest-Earning Portfolio - consists of receivables from credit card operations on which Nu is accruing interest and loans to customers, in each case prior to ECL allowance, as of the period end date.

IPO - means Initial Public Offering.

Loan-to-Deposit Ratio ("LDR") - is calculated as the total balance for Interest-Earning Portfolio divided by the total amount of deposits at the end of the same period.

Monthly Active Customers - is defined as all customers that have generated revenue in the last 30 calendar days.

Monthly Average Cost to Serve per Active Customer - is defined as the monthly average of the sum of transactional expenses and customer support and operations expenses (sum of these expenses in the period divided by the number of months in the period) divided by the average number of individual monthly active customers during the period (average number of individual monthly active customers is defined as the average of the number of monthly active customers at the beginning of the period measured, and the number of monthly active customers at the end of the period).

Monthly Average Revenue per Active Customer or Monthly ARPAC - is defined as the average monthly revenue (total revenue divided by the number of months in the period) divided by the average number of individual monthly active customers during the period (average number of individual monthly active customers is defined as the average of the number of monthly active customers at the beginning of the period measured, and the number of monthly active customers at the end of the period).

Net Interest Income (NII) - is defined as interest income and gains (losses) on financial instruments minus interest and other financial expenses.

Net Interest Margin (NIM) - is defined as the annualized ratio between NII in the numerator and the denominator is defined as the following average balance sheet metrics: i) Cash and cash equivalents ii) Financial assets at fair value through profit or loss iii) Financial assets at fair value through OCI iv) Compulsory deposits at central banks v) Credit Card Interest-earning portfolio vi) Loans to customers (gross) vii) Interbank transactions viii) Other credit operations ix) Other financial assets at amortized cost.

Nu Pagamentos - Nu Holdings' subsidiary in Brazil.

Nu Financiera - Nu Holding's subsidiary in Colombia.

Primary Banking Account - refers to Nu's relationship with those customers who had at least 50% of their post-tax monthly income transferred out of their NuAccount in any given month, excluding self transfers. We calculate the percent of customers with a primary banking relationship as active customers with a primary banking relationship as a percentage of total active customers that have been with us for more than 12 months.

Purchase Volume ("PV") - is defined as the total value of transactions that are authorized through Nu's credit, prepaid cards and payments through Nu's platform; it does not include other payment methods that we offer such as PIX transfers, WhatsApp payments or traditional wire transfers.

Recovery - is the estimated amount of a defaulted contract with a customer that the company expects to receive.

Risk-Adjusted Net Interest Margin - is annualized, and is calculated by dividing NII net of CLA by Interest Earning Assets defined as the following average balance sheet metrics: i) Cash and cash equivalents; ii) Financial assets at fair value through profit or loss; iii) Financial assets at fair value through OCI; iv) Compulsory deposits at central banks; v) Credit Card Interest-earning portfolio; vi) Loans to customers (gross); vii) Interbank transactions; viii) Other credit operations; and ix) Other financial assets at amortized cost.

SMEs - small and medium-sized enterprises.

TIIE ("Tasa de Interés Interbancaria de Equilibrio") - Mexican interbank deposit rate.

Total Portfolio - is the addition of credit card exposures and personal loans to customers.

Write-off - constitutes a derecognition event when the institution has no reasonable expectations of recovering the contractual cash flows.

Forward-Looking Statements



This release speaks at the date hereof and the Company is under no obligation to update or keep current the information contained in this release. Any information expressed herein is subject to change without notice. Any market or other third-party data included in this release has been obtained by the Company from third-party sources. While the Company has compiled and extracted the market data, it can provide no assurances of the accuracy and completeness of such information and takes no responsibility for such data.

This release contains forward-looking statements. All statements other than statements of historical fact contained in this release may be forward-looking statements and include, but are not limited to, statements regarding the Company's intent, belief or current expectations. These forward-looking statements are subject to risks and uncertainties, and may include, among others, financial forecasts and estimates based on assumptions or statements regarding plans, objectives and expectations. Although the Company believes that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to several risks and uncertainties and are made in light of information currently available, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including those risks and uncertainties included under the captions "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the prospectus dated December 8, 2021 filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act of 1933, as amended, and in the Annual Report on Form 20-F for the year ended December 31, 2023, which was filed with the Securities and Exchange Commission on April 19, 2024. The Company, its advisers and each of their respective directors, officers and employees disclaim any obligation to update the Company's view of such risks and uncertainties or to publicly announce the result of any revision to the forward-looking statements made herein, except where it would be required to do so under applicable law. The forward-looking statements can be identified, in certain cases, through the use of words such as "believe," "may," "might," "can," "could," "is designed to," "will," "aim," "estimate," "continue," "anticipate," "intend," "expect," "forecast", "plan", "predict", "potential", "aspiration," "should," "purpose," "belief," and similar, or variations of, or the negative of such words and expressions.

The financial information in this document includes forecasts, projections and other predictive statements that represent the Company's assumptions and expectations in light of currently available information. These forecasts, projections and other predictive statements are based on the Company's expectations and are subject to variables and uncertainties. The Company's actual performance results may differ. Consequently, no guarantee is presented or implied as to the accuracy of specific forecasts, projections or predictive statements contained herein, and undue reliance should not be placed on the forward-looking statements in this release, which are inherently uncertain. In addition to IFRS financials, this release includes certain summarized, non-audited or non-IFRS financial information. These summarized, non-audited or non-IFRS financial measures are in addition to, and not a substitute for or superior to, measures of financial performance prepared in accordance with IFRS. References in this release to "R$" refer to the Brazilian Real, the official currency of Brazil.

Non-IFRS Financial Measures and Reconciliations



This release includes financial measures defined as "non-IFRS financial measures" by the SEC, including: Adjusted Net Income and certain FX Neutral measures and provides reconciliations to the most directly comparable IFRS financial measure. A non-IFRS financial measure is generally defined as a numerical measure of historical or future financial performance or financial position that purports to measure financial performance but excludes or includes amounts that would not be so adjusted in the most comparable IFRS measure. These non-IFRS financial measures are in addition to, and not a substitute for or superior to, measures of financial performance prepared in accordance with IFRS.

Adjusted Net Income is defined as profit (loss) attributable to shareholders of the parent company for the period, adjusted for the expenses and allocated tax effects on share-based compensation.

Adjusted Net Income is presented because management believes that this non-IFRS financial measure can provide useful information to investors, securities analysts and the public in their review of the operating and financial performance of the Company, although it is not calculated in accordance with IFRS or any other generally accepted accounting principles and should not be considered as a measure of performance in isolation. Nu also uses Adjusted Net Income as a key profitability measure to assess the performance of the business. Nu believes Adjusted Net Income is useful to evaluate operating and financial performance for the following reasons:

- Adjusted Net Income is widely used by investors and securities analysts to measure a company's operating performance without regard to items that can vary substantially from company to company and from period to period, depending on their accounting and tax methods, the book value and the market value of their assets and liabilities, and the method by which their assets were acquired; and
- Non-cash equity grants made to executives, employees or consultants at a certain price and point in time, and their hedge accounting effects for the corporate tax and social wages and their income tax effects, do not necessarily reflect how the business is performing at any particular time and the related expenses (and their subject impacts in the market value of assets and liabilities) are not key measures of core operating performance.

Adjusted Net Income is not a substitute for Net Income, which is the IFRS measure of earnings. Additionally, the calculation of Adjusted Net Income (Loss) may be different from the calculation used by other companies, including competitors in the technology and financial services industries, because other companies may not calculate these measures in the same manner as we do, and therefore, measure may not be comparable to those of other companies.

Adjusted Net Income Reconciliation

For the three-month period ended March 31, 2024 and 2023
(In millions of U.S. Dollars)

Nu Holdings (Consolidated)	**As reported**	
	For the three months ended March 31,	
Adjusted Net Income (US$ million)	**2024**	**2023**
Profit attributable to shareholders of the parent company	378.8	141.8
Share-based compensation	127.8	65.2
Allocated tax effects on share-based compensation	(41.6)	(18.9)
Hedge of the tax effects on share-based compensation	(22.3)	(5.7)
Adjusted Net Income for the period/year	**442.7**	**182.4**

FX Neutral measures are prepared and presented to eliminate the effect of foreign exchange, or "FX," volatility between the comparison periods, allowing management and investors to evaluate financial performance despite variations in foreign currency exchange rates, which may not be indicative of core operating results and business outlook.

FX Neutral measures are presented because management believes that these non-IFRS financial measures can provide useful information to investors, securities analysts and the public in their review of operating and financial performance, although they are not calculated in accordance with IFRS or any other generally accepted accounting principles and should not be considered as a measure of performance in isolation.

The FX Neutral measures were calculated to present what such measures in preceding periods would have been had exchange rates remained stable from these preceding periods until the date of the Company's most recent financial information.

The FX Neutral measures for the three months ended March 31, 2023 were calculated by multiplying the as reported amounts of Adjusted Net Income and the key business metrics for such period by the average Brazilian reais /U.S. dollars exchange rate for the three months ended March 31, 2023 (R$5.125 to US$1.00) and using such results to re-translate the corresponding amounts back to U.S. dollars by dividing them by the average Brazilian reais/U.S. dollars exchange rate for the three months ended March 31, 2024 (R$4.980 to US$1.00), so as to present what certain of statement of profit and loss amounts and key business metrics would have been had exchange rates remained stable from this past period until the three months ended March 31, 2024.

The average Brazilian reais/U.S. dollars exchange rates were calculated as the average of the month-end rates for each month in the three months ended March 31, 2024 and 2023 as reported by Bloomberg.

FX Neutral measures for deposits and interest-earning portfolio were calculated by multiplying the as reported amounts as of each date, by the spot Brazilian reais/U.S. dollars exchange rates as of each date and using such results to re-translate the corresponding amounts back to U.S. dollars by dividing them by using the spot rate as of March 31, 2024 (R$5.015 to US$1.00) so as to present what these amounts would have been had exchange rates been the same on March 31, 2023. The Brazilian reais/U.S. dollars exchange rates were calculated using rates as of such dates as reported by Bloomberg.

FX Rates - On a monthly basis, Nu translates its subsidiaries figures from their individual functional currency into Nu Holdings functional currency, the U.S. Dollars ("US$"), following the requirements of IAS 21 "The Effects of Changes in Foreign Exchange Rates". The functional currency of the Brazilian operating entities is the Brazilian Real ("R$"), of the Mexican entities is the Mexican Peso ("MXN"), and of the Colombian entities is the Colombian Peso ("COP").

As of January 31, 2024, income statement figures were divided by the average FX Rate of the month (R$ 4.9157, MXN 17.0776 and COP 3,919.7314 to US$ 1.00) and balance sheet figures were divided by the last price FX rate of the month (R$ 4.9554, MXN 17.2133 and COP 3,915.9800 to US$ 1.00).

As of February 29, 2024, income statement figures were divided by the average FX Rate of the month (R$ 4.9632, MXN 17.0855 and COP 3,930.5262 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 4.9703, MXN 17.0542 and COP 3,926.0500 to US$ 1.00).

As of March 31, 2024, income statement figures were divided by the average FX Rate of the month (R$ 4.9797, MXN 16.7634 and COP 3,901.2955 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 5.0145, MXN 16.5586 and COP 3,859.4300 to US$ 1.00).

Equity figures are translated using the FX Rate on the date of each transaction.

Consolidated Statements



Profit or Loss

For the three-month period ended March 31, 2024 and 2023
(In thousands of U.S. Dollars)

	03/31/2024	03/31/2023
Interest income and gains (losses) on financial instruments	2,280,248	1,255,454
Fee and commission income	455,653	363,213
Total revenue	**2,735,901**	**1,618,667**
Interest and other financial expenses	(660,715)	(440,212)
Transactional expenses	(62,948)	(52,778)
Credit loss allowance expenses	(830,719)	(474,795)
Total cost of financial and transactional services provided	**(1,554,382)**	**(967,785)**
Gross profit	**1,181,519**	**650,882**
Operating expenses		
Customer support and operations	(150,612)	(107,815)
General and administrative expenses	(326,052)	(236,881)
Marketing expenses	(46,827)	(19,272)
Other income (expenses)	(79,491)	(43,285)
Total operating expenses	**(602,982)**	**(407,253)**
Profit before income taxes	**578,537**	**243,629**
Income taxes		
Current taxes	(415,042)	(205,864)
Deferred taxes	215,319	103,986
Total income taxes	**(199,723)**	**(101,878)**
Profit for the period	**378,814**	**141,751**
Earnings per share – Basic	0.0794	0.0301
Earnings per share – Diluted	0.0775	**0.0294**
Weighted average number of outstanding shares – Basic (in thousands of shares)	4,773,284	4,709,505
Weighted average number of outstanding shares – Diluted (in thousands of shares)	4,886,361	**4,818,200**

Financial Position

As of March 31, 2024 and December 31, 2023
(In thousands of U.S. Dollars)

	03/31/2024	12/31/2023
Assets		
Cash and cash equivalents	6,033,658	5,923,440
Financial assets at fair value through profit or loss	646,131	389,875
Securities	*624,731*	*368,574*
Derivative financial instruments	*21,076*	*20,981*
Collateral for credit card operations	*324*	*320*
Financial assets at fair value through other comprehensive income	8,801,925	8,805,745
Securities	*8,801,925*	*8,805,745*
Financial assets at amortized cost	25,309,564	24,988,919
Credit card receivables	*12,796,677*	*12,414,133*
Loans to customers	*3,863,812*	*3,202,334*
Compulsory and other deposits at central banks	*7,005,946*	*7,447,483*
Other receivables	*1,405,969*	*1,689,030*
Other financial assets	*167,666*	*131,519*
Securities	*69,494*	*104,420*
Other assets	567,552	936,209
Deferred tax assets	1,710,214	1,537,835
Right-of-use assets	28,954	30,459
Property, plant and equipment	36,530	39,294
Intangible assets	307,399	295,881
Goodwill	397,570	397,538
Total assets	**43,839,497**	**43,345,195**

	03/31/2024	12/31/2023
Liabilities		
Financial liabilities at fair value through profit or loss	660,425	242,615
Derivative financial instruments	*27,488*	*28,173*
Instruments eligible as capital	*3,990*	*3,988*
Repurchase agreements	*628,947*	*210,454*
Financial liabilities at amortized cost	35,230,755	34,582,759
Deposits	*24,254,885*	*23,691,130*
Payables to network	*9,572,521*	*9,755,285*
Borrowings and financing	*1,403,349*	*1,136,344*
Salaries, allowances and social security contributions	191,544	166,876
Tax liabilities	320,379	1,300,845
Lease liabilities	35,676	36,942
Provision for lawsuits and administrative proceedings	13,579	8,082
Deferred income	67,505	68,360
Other liabilities	516,943	532,331
Total liabilities	**37,036,806**	**36,938,810**
Equity		
Share capital	84	84
Share premium reserve	4,974,704	4,972,922
Accumulated gains	1,716,077	1,276,949
Other comprehensive income	111,826	156,430
Total equity	**6,802,691**	**6,406,385**
Total liabilities and equity	**43,839,497**	**43,345,195**

Cash Flows

For the three-month period ended March 31, 2024 and 2023
(In thousands of U.S. Dollars)

	03/31/2024	03/31/2023
Cash flows from operating activities		
Reconciliation of profit to net cash flows from operating activities:		
Profit for the period	378,814	141,751
Adjustments:		
Depreciation and amortization	18,465	13,179
Credit loss allowance expenses	883,498	491,937
Deferred income taxes	(215,319)	(103,986)
Provision for lawsuits and administrative proceedings	5,823	1,239
Unrealized losses on other investments	-	18,298
Unrealized losses on financial instruments	(1,074)	4,437
Interest accrued	41,326	16,463
Share-based compensation	78,649	57,857
Others	2,088	-
	1,192,270	**641,175**
Changes in operating assets and liabilities:		
Securities	(218,559)	1,968,358
Compulsory deposits and others at central banks	447,155	103,703
Credit card receivables	(1,740,047)	(1,577,046)
Loans to customers	(1,564,023)	(702,670)
Other receivables	286,980	(541,190)
Other assets	334,622	406,972
Deposits	570,928	(49,611)
Payables to network	(156,255)	(178,401)
Deferred income	(866)	5,299
Other liabilities	(2,543)	(134,691)
Interest paid	(36,260)	(18,832)
Income tax paid	(987,010)	(404,193)
Interest received	1,302,989	575,419
Cash flows (used in) generated from operating activities	**(570,619)**	**94,292**
Cash flows from investing activities		
Acquisition of property, plant and equipment	(210)	(4,596)
Acquisition and development of intangible assets	(26,573)	(41,919)
Cash flow (used in) generated from investing activities	**(26,783)**	**(46,515)**

	03/31/2024	03/31/2023
Cash flows from financing activities		
Proceeds from borrowings and financing	269,726	19,713
Payments of borrowings and financing	(11,465)	-
Lease payments	(1,823)	(1,858)
Exercise of stock options	1,782	2,019
Cash flows (used in) generated from financing activities	**258,220**	**19,874**
Change in cash and cash equivalents	**(339,182)**	**67,651**
Cash and cash equivalents		
Cash and cash equivalents - beginning of the period	5,923,440	4,172,316
Foreign exchange rate changes on cash and cash equivalents	449,400	70,529
Cash and cash equivalents - end of the period	6,033,658	4,310,496
Increase (decrease) in cash and cash equivalents	**(339,182)**	**67,651**

Investor Relations

Jörg Friedemann

investors@nubank.com.br

Media Relations

Leila Suwwan

press@nubank.com.br

Nu Holdings LTD.
NYSE: NU

investors.nu



About Nu Holdings Ltd.

Nu is the world's largest digital banking platform outside of Asia, serving over 100 million customers across Brazil, Mexico, and Colombia. The Company has been leading an industry transformation by leveraging data and proprietary technology to develop innovative products and services. Nu uses proprietary technologies and innovative business practices to create new financial solutions and experiences for individuals and SMEs that are simple, intuitive, convenient, low-cost, empowering and human. Guided by a mission to fight complexity and empower people, Nu is focused on connecting profit and purpose to create value for all stakeholders and have a positive impact on the communities it serves. The Company is powered by an efficient and scalable business model that combines low cost to serve with growing returns. Nu's shares are traded on the New York Stock Exchange (NYSE: NU). For more information, please visit https://international.nubank.com.br/about/.